Endeavour Silver Corp.	Page 60
NI 43-101 Technical Report for the Arroyo Seco Project

Appendix C Author’s Statement of Qualifications

I, Barry David Devlin, do hereby certify that:

1.

I am employed by, and carried out this assignment for, Endeavour Silver Corp., Suite 301, 700 West Pender Street, Vancouver, British Columbia V6C 1G8, tel. (604) 685-9775, fax (604) 685-9744. email: bdevlin@edrsilver.com.

2.

I am a graduate with a Bachelour of Science Degree (1981) and a Master of Science Degree (1987), both in Geology, from The University of British Columbia, Canada and I have practiced my profession continuously since that time.

a.

I am a registered Professional Geoscientist with the Association of Professional Engineers and Geoscientists of British Columbia (Membership #1972) and I am a member in good standing of several other technical associations and societies.

3.

I have experience in exploration and mining geology including experience with precious metal deposits and reserve and resource estimation techniques. In particular, I have spent the past 3 years with Endeavour Silver Corp. managing all exploration programs and with responsibility for reserve and resource reporting. Prior to joining Endeavour, I worked more than 25 years for various mining companies and have been involved with similar narrow vein precious metal deposits throughout North and South America.

4.	I am the Vice President of Exploration for Endeavour Silver Corp.

5.	I am not independent of Endeavour Silver Corp. applying the tests of the National Instrument 43-101

6.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, professional registration (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7.	I have visited the Arroyo Seco Project numerous times since May 2007 to 2010, the most recent visit having taken place in August 2010.

8.

I co-authored this report with David St. Clair Dunn, P.Geo. I prepared the text of the report for the sections "Property Description and Location", "Exploration", "Sampling Method and Approach", "Sample Preparation, Analysis and Security" and “Mineral Resources and Reserve Estimates.”

9.	I have read NI 43-101 and Form 43-101F1 and have prepared the technical report in compliance with these and in conformity with generally accepted International mining industry practices.

December 31st, 2010
David St. Clair Dunn, Barry Devlin

Endeavour Silver Corp.	Page 61
NI 43-101 Technical Report for the Arroyo Seco Project

10.

As of the date of this certificate, to the best of my knowledge, information and belief, the report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

11.

I consent to the filing of the Technical Report with the British Columbia, Alberta and Ontario securities commissions and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public.

Dated this 31 day of December, 2010

“Signed”

Barry D. Devlin, M.Sc., P. Geo.
Vice President of Exploration
Endeavour Silver Corp.

December 31st, 2010
David St. Clair Dunn, Barry Devlin